UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Norris, Jr., John W.
   2140 Lake Park Blvd.
   Richardson, TX  75080
2. Issuer Name and Ticker or Trading Symbol
   Lennox International Inc. (LII)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
4. Statement for Month/Year
   3/31/02
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)
   Chairman of the Board
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security          2)Trans-   3.Trans-  4.Securities Acquired(A)      5)Amount of    6)Owner-      7)Nature of
                             action     action    or Disposed of (D)            Securities     ship Form:    Indirect
                             Date       Code                 A                   Beneficially  Direct (D)    Beneficial
                             (Month/                         or                  Owned at      or Indirect   Ownership
                             Day/Year)  Code  V     Amount   D      Price        End of Month  (I)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value                                                           321,750      I             JWNorris Tr A
$0.01 per share
Common Stock, par value                                                           663,135      I             Megan Norris Tr A
$0.01 per share
Common Stock, par value      3/5/02     J(1)  V     8,415    D      $9.75       2,642,555      I             Norris Family Ltd
$0.01 per share                                                                                              Partnership
Common Stock, par value                                                           321,750      I             RWNorris Tr A
$0.01 per share
Common Stock, par value                                                           201,729      I             Wife
$0.01 per share

                                                                 1



Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-          5)Number of Derivative    6)Date Exercisable and
Security                       or Exercise     action         action            Securities Acquired (A)       Expiration Date
                               Price of        Date           Code              or Disposed of (D)        --------------------------
                               Derivative                     --------                                       Date         Date
                               Security                       Code  V           A        D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------




Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                 8)Price    9)Number of   10)Owner-         11)Nature of
Security                       action    of Underlying                      of Deri-   Derivative    ship Form         Indirect
                               Date      Securities                         vative     Securities    of Deriva-        Beneficial
                                                                 Amount or  Security   Beneficially  tive Security     Ownership
                                                                 Number of             Owned at      D (Direct or I
                  -                      Title                   Shares                End of Month  Indirect (I)
------------------------------------------------------------------------------------------------------------------------------------




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
Explanation of Responses:

(1)  Restricted shares vested on 12/31/01, but were released on 3/5/02 with the closing price as of 12/31/01.  Shares were traded for taxes on the release date.
-    Attorney-in-fact pursuant to the power of attorney dated 7/9/99.

SIGNATURE OF REPORTING PERSON
/S/ By: Carl E. Edwards, Jr.
    For: John W. Norris, Jr.
DATE 4/9/02